The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
         SUBJECT TO COMPLETION, DATED MARCH 28, 2013

Citigroup Inc.	April , 2013 Medium-Term Senior Notes, Series H Pricing Supplement No. 2013-CMTNH000069 Filed Pursuant to Rule 424(b)(2) Registration No. 333-172562
Non-Callable Floating Rate Notes due April    , 2018
From and including the original issue date to but excluding the maturity date, the notes will bear interest during each quarterly interest period at a per annum rate equal to the floating interest rate commonly referred to as “three-month U.S. dollar LIBOR” determined on the second London business day prior to the first day of the applicable interest period plus a spread of at least 0.80% (to be determined on the pricing date).

The notes are senior unsecured obligations of Citigroup Inc.  All payments due on the notes are subject to the credit risk of Citigroup Inc.

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.
KEY TERMS
Issuer:	Citigroup Inc.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$
Pricing date*:	April , 2013 (expected to be April 4, 2013)
Original issue date*:	April , 2013 (three business days after the pricing date)
Maturity date*:
April   , 2018 (expected to be April 9, 2018).  If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:
For each interest period, a floating rate equal to three-month U.S. dollar LIBOR determined on the second London business day prior to the first day of that interest period plus a spread of at least 0.80% (to be determined on the pricing date)

Interest payment dates*:	The 9th day of each January, April, July and October, beginning on July 9, 2013 and ending on the maturity date
Interest period:
The three-month period from the original issue date to but excluding the immediately following interest payment date, and each successive three-month period from and including an interest payment date to but excluding the next interest payment date

Day-count convention:	30/360 Unadjusted
CUSIP:	1730T0SP5
ISIN:	US1730T0SP56
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per note	$1,000.00	$5.00	$995.00
Total	$	$	$
* Expected dates are subject to change.
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $5.00 for each note sold in this offering.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a selling concession of $5.00 for each $1,000 note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.

Investing in the notes involves risks not associated with an investment in conventional fixed-rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlink below, before you decide to invest.

Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011 the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.

Non-Callable Floating Rate Notes due April   , 2018

Risk Factors
The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■
The amount of interest payable on the notes will vary.  The notes differ from conventional fixed-rate debt securities in that the interest payable on the notes will vary based on the level of three-month U.S. dollar LIBOR. The notes will bear interest during each quarterly interest period at a per annum rate equal to the level of three-month U.S. dollar LIBOR determined on the second London business day prior to the first day of the applicable interest period plus a spread of at least 0.80% (to be determined on the pricing date). The per annum interest rate that is determined on the relevant interest determination date will apply to the entire interest period following that interest determination date, even if three-month U.S. dollar LIBOR increases during that interest period, but is applicable only to that quarterly interest period; interest payments for any other quarterly interest period will vary.

■
The yield on the notes may be lower than the yield on a standard debt security of comparable maturity.  The notes will bear interest during each quarterly interest period at the per annum rate equal to the level of three-month U.S. dollar LIBOR determined on the second London business day prior to the first day of the applicable interest period plus a spread of at least 0.80% (to be determined on the pricing date).  As a result, the yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity.

■
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc.  If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

■
The notes will not be listed on any securities exchange and you may not be able to sell the notes prior to maturity.   The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. (“Citigroup Global Markets”) intends to make a secondary market in relation to the notes and to provide an indicative bid price on a daily basis. Any indicative bid prices provided by Citigroup Global Markets shall be determined in Citigroup Global Markets’ sole discretion, taking into account prevailing market conditions, and shall not be a representation by Citigroup Global Markets that any instrument can be purchased or sold at such prices (or at all).

Notwithstanding the above, Citigroup Global Markets may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. Consequently, there may be no market for the notes and investors should not assume that such a market will exist. Accordingly, an investor must be prepared to hold the notes until the maturity date. Where a market does exist, to the extent that an investor wants to sell the notes, the price may, or may not, be at a discount from the stated principal amount.

■
Secondary market sales of the notes may result in a loss of principal.  You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity.  Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount of the notes.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

■
The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than you originally invest. Numerous factors will influence the value of the notes in any secondary market that may develop and the price at which Citigroup Global Markets may be willing to purchase the notes in any such secondary market, including:  the level and volatility of three-month U.S-dollar LIBOR, interest rates in the market, the time remaining to maturity, hedging activities by our affiliates, fees and projected hedging fees and profits, and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Inc. As a result, the value of the notes

April 2013	PS-2

Citigroup Inc.

Non-Callable Floating Rate Notes due April   , 2018

will vary and may be less than the issue price at any time prior to maturity. Sale of the notes prior to maturity may result in a loss.

■
The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, the level of three-month U.S. dollar LIBOR and will calculate the interest payable to you on each interest payment date.  Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of three-month U.S. dollar LIBOR in the event of the unavailability of the level of three-month U.S. dollar LIBOR, may adversely affect the amount of one or more interest payments to you.

■
Hedging and trading activity by Citigroup Inc. could result in a conflict of interest. In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon three-month U.S. dollar LIBOR. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Because hedging our obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the value of the notes declines.

■
The historical performance of three-month U.S. dollar LIBOR is not an indication of its future performance. The historical performance of three-month U.S. dollar LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of three-month U.S. dollar LIBOR during the term of the notes. Changes in the level of three-month U.S. dollar LIBOR will affect the value of the notes, but it is impossible to predict whether the level of three-month U.S. dollar LIBOR will rise or fall.

■
You will have no rights against the publishers of three-month U.S. dollar LIBOR. You will have no rights against the publishers of three-month U.S. dollar LIBOR even though the amount you receive on each interest payment date will depend upon the level of three-month U.S. dollar LIBOR. The publishers of three-month U.S. dollar LIBOR are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

April 2013	PS-3

Citigroup Inc.

Non-Callable Floating Rate Notes due April   , 2018

General Information
Interest:
The 9th day of each January, April, July and October, beginning on July 9, 2013 and ending on the maturity date, will be an interest payment date.  If a scheduled interest payment date is not a business day, interest will be paid on the next succeeding business day with the same force and effect as if it has been paid on the scheduled interest payment date.  No additional interest will accrue as a result of delayed payment.

Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date (each such day, a “regular record date”).

United States federal income tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes.  Under this treatment, if you are a U.S. Holder (as defined in the accompanying prospectus supplement), stated interest on the notes will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting.  Upon the sale or other taxable disposition of a note, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest, which will be treated as interest income) and your adjusted tax basis in the note.  Your adjusted tax basis in a note will generally equal the amount you paid to acquire the note. Such gain or loss generally will be long-term capital gain or loss if you held the note for more than one year at the time of disposition.

If you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement), you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or with respect to the notes if you comply with the applicable certification requirements.  Special rules apply if (i) your income on the notes is effectively connected with the conduct of a U.S. trade or business; or (ii) you are an individual present in the United States for 183 days or more in a taxable year.

You should read the section entitled "United States Federal Tax Considerations" in the accompanying prospectus supplement and the section entitled “United States Federal Income Tax Considerations” in the accompanying pricing supplement.

You should consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 15, 1987, as amended) will serve as trustee for the notes.
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, based on three-month U.S. dollar LIBOR and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate, Citigroup Global Markets, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $5.00 for each note sold in this offering.  Citigroup Global Markets will pay selected dealers not affiliated with Citigroup Global Markets a selling concession of $5.00 for each $1,000 note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Global Selling Agency Agreement dated December 20, 2012 among Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Inc., and

April 2013	PS-4

Citigroup Inc.

Non-Callable Floating Rate Notes due April   , 2018

Citigroup Inc. has agreed to sell to Citigroup Global Markets, $         aggregate stated principal amount of the notes (      notes) for $995.00 per note.  Citigroup Global Markets proposes to offer the notes to selected dealers at $1,000.00 per note less a selling concession as described under “—Fees and selling concessions” above.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—Hedging and trading activity by Citigroup Inc. could result in a conflict of interest,” and “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Inc.  Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Calculation agent:
Citibank, N.A., an affiliate of Citigroup Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Paying agent:	Citibank, N.A. will serve as will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, before you invest in the notes.

April 2013	PS-5

Citigroup Inc.

Non-Callable Floating Rate Notes due April   , 2018

Determination of Three-month U.S. Dollar LIBOR

Three-month U.S. dollar LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market. For any relevant date, three-month U.S. dollar LIBOR will equal the rate for three-month U.S. dollar LIBOR appearing on Reuters BBA page “LIBOR01” (or any successor page as determined by the calculation agent) as of 11:00 am (London time) on that date.

If a rate for three-month U.S. dollar LIBOR is not published on Reuters BBA page “LIBOR01” (or any successor page as determined by the calculation agent) on any day on which the rate for three-month U.S. dollar LIBOR is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of three months as of 11:00 am (London time) on such day.  If at least two such quotations are so provided, the rate for three-month U.S. dollar LIBOR will be the arithmetic mean of such quotations.  If fewer than two such quotations are provided, the calculation agent will request each of three major banks in New York City to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of three months as of approximately 11:00 am (New York City time) on such day.  If at least two such rates are so provided, the rate for three-month U.S. dollar LIBOR will be the arithmetic mean of such rates.  If fewer than two such rates are so provided, then the rate for three-month U.S. dollar LIBOR will be three-month U.S. dollar LIBOR in effect as of 11:00 am (New York City time) on the immediately preceding London business day.

A “business day” means any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.

A “London business day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

April 2013	PS-6

Citigroup Inc.

Non-Callable Floating Rate Notes due April   , 2018

Historical Information on Three-month U.S. Dollar LIBOR

The following table sets forth, for each of the periods indicated, the high and low three-month U.S. dollar LIBOR as reported on Bloomberg. The historical three-month U.S. dollar LIBOR should not be taken as an indication of the future performance of three-month U.S. dollar LIBOR. Any historical upward or downward trend in three-month U.S. dollar LIBOR during any period set forth below is not an indication that three-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time during the term of the notes.

Historical Three-month U.S. Dollar LIBOR	High	Low
2008
First	4.68063%	2.54188%
Second	2.92000%	2.63813%
Third	4.05250%	2.78500%
Fourth	4.81875%	1.42500%
2009
First	1.42125%	1.08250%
Second	1.17688%	0.59500%
Third	0.58750%	0.28250%
Fourth	0.28438%	0.24875%
2010
First	0.29150%	0.24875%
Second	0.53925%	0.29150%
Third	0.53363%	0.28938%
Fourth	0.30375%	0.28438%
2011
First	0.31400%	0.30281%
Second	0.30100%	0.24500%
Third	0.37433%	0.24575%
Fourth	0.58100%	0.37761%
2012
First	0.58250%	0.46815%
Second	0.46915%	0.46060%
Third	0.46060%	0.35850%
Fourth	0.35525%	0.30600%
2013
First (through March 27, 2013)	0.30500%	0.27960%

The rate for three-month U.S. dollar LIBOR for March 27, 2013, was 0.28360%.

The following graph shows the published daily rate for three-month U.S. dollar LIBOR in the period from January 2, 2008 through March 27, 2013. Past movements of three-month U.S. dollar LIBOR are not indicative of the future three-month U.S. dollar LIBOR.  Changes in three-month U.S. dollar LIBOR will affect the value of the notes and the interest payments on the notes, but it is impossible to predict whether three-month U.S. dollar LIBOR will rise or fall.

April 2013	PS-7

Citigroup Inc.

Non-Callable Floating Rate Notes due April   , 2018

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2013 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

April 2013	PS-8

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document.  We are not making an offer of these securities in any state where the offer is not permitted.

TABLE OF CONTENTS

Citigroup Inc.

Medium-Term Senior Notes, Series H

Non-Callable Floating Rate Notes
due April    , 2018

($1,000 Stated Principal Amount per Note)

Pricing Supplement
April    , 2013

(Including the Prospectus Supplement dated December 20, 2012 and the
Prospectus dated May 12, 2011)

Page
Pricing Supplement
Key Terms	PS-1
Risk Factors	PS-2
General Information	PS-4
Determination of Three-month U.S. Dollar LIBOR	PS-6
Historical Information on Three-month U.S. Dollar LIBOR	PS-7
Additional Information	PS-8
Prospectus Supplement
Risk Factors	S-1
Important Currency Information	S-3
Forward-Looking Statements	S-4
Description of the Notes	S-5
United States Federal Tax Considerations	S-22
Plan of Distribution; Conflicts of Interest	S-31
Benefit Plan Investor Considerations	S-35
Legal Matters	S-37
Prospectus
Summary	1
Forward-Looking Statements	7
Citigroup Inc.	7
Use of Proceeds and Hedging	7
European Monetary Union	9
Description of Debt Securities	9
United States Tax Documentation Requirements	33
United States Federal Income Tax Considerations	34
Currency Conversions and Foreign Exchange Risks Affecting Debt Securities Denominated in a Foreign Currency	41
Description of Common Stock Warrants	43
Description of Index Warrants	44
Description of Capital Stock	47
Description of Preferred Stock	49
Description of Depositary Shares	52
Description of Stock Purchase Contracts and Stock Purchase Units	54
Plan of Distribution	55
ERISA Considerations	57
Legal Matters	58
Experts	58